UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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In the Matter of
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ENTERGY CORPORATION,             *                         CERTIFICATE
ENTERGY ENTEPRISES, INC., et al. *                         PURSUANT TO RULE 24
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File No. 70-9123

(Public Utility Holding Company  *
Act of 1935)                     *
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Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, as amended (Act), as modified by the application-declaration, as amended, in the above referenced file and the related orders dated June 22, 1999 (June 1999 Order), August 21, 2000 (the August 2000 Order) and December 20, 2002 (the December 2002 Order), this is to certify that the following transactions were carried out during the three (3) months ended June 30, 2003 (the quarter) by Entergy Corporation,s Non-utility Companies (Non-Reg Companies), pursuant to the authorization of the SEC. Capitalized terms used in this Certificate, unless otherwise defined, have the meanings set forth in the June 1999 Order, the August 2000 Order, and/or the December 2002 Order.

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1  Non-utility Companies are defined in the December 2002 Order as "exempt wholesale generators" ("EWGs"), "foreign utility companies" ("FUCOs"), "exempt telecommunications companies ("ETCs"), "O&M Subs", "Authorized Subsidiary Companies", "New Subsidiaries" and "Energy-related Companies".

Authorized Transactions

Pursuant to the June 1999 Order, the August 2000 Order, or the December 2002 Order, as applicable, (a) the Non-Reg Companies are authorized to conduct development activities with respect to various investment opportunities for Entergy Corporation (Entergy), (b) the Non-Reg Companies are authorized to provide various consulting services to other Non-Reg Companies and to non-associates, including to market to non-associates the Entergy System,s expertise and capabilities in energy-related areas, and to market to non-associates intellectual property developed or acquired by System companies, (c) the Non-Reg Companies are authorized to provide various management, administrative and support services to associate companies, excluding certain associate companies (Excepted Companies), (d) Entergy is authorized to create O&M Subs to provide various operations and maintenance services to non-associate or associate companies, (e) Entergy is authorized to create one or more New Subsidiaries, (f) the Non-Reg Companies are authorized to issue Other Securities of any type to Entergy, to other Non-Reg Companies or to third parties, (g) the Non-Reg Companies are authorized to pay dividends to their immediate parent companies from capital accounts or other unearned surplus, and (h) Entergy and the Non-Reg Companies are authorized to provide guarantees or other forms of credit support (Guarantees) to or for the benefit of Non-Reg Companies through December 31, 2005, in an aggregate principal amount not to exceed $2 billion at any one time outstanding (excluding any Guarantees previously issued and outstanding under the June 1999 Order.)

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2  The Excepted Companies are Entergy's retail operating companies (Entergy Arkansas Inc., Entergy Louisiana Inc., Entergy Mississippi Inc., Entergy New Orleans Inc., and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sales of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.

During the quarter, Entergy and the Non-Reg Companies participated in the following authorized transactions:

I. Administrative, Consulting, Management, and Other Services to Associate Companies

During the quarter, Entergy Enterprises Inc. (Enterprises) provided certain management, consulting, project development and other support services, at cost, to its associate companies, Entergy Power, Inc., Entergy Technology Holding Company, Entergy Technology Company, Entergy Holdings, Inc., Entergy Thermal LLC, Entergy International Holdings Ltd LLC, Entergy Power Gas Operations Corp., Entergy Power Gas Holdings Corp, EWO Marketing Holding LLC, Entergy Power International Holding Corp., Entergy Thermal-UNO LLC, Entergy Global Investments, Inc., Entergy UK Enterprises Ltd., Entergy Operations Services, Inc., Entergy Procurement Exchange Corporation, Entergy Solutions Management Services LLC, Entergy Solutions Select Ltd., Entergy Commerce, Inc., Entergy International Ltd. LLC, Entergy Power Operations U.S., Inc., Entergy Nuclear, Inc., Entergy Nuclear Operations, Inc., Entergy Nuclear Generation Company, Entergy Nuclear Indian Point 3 LLC, Entergy Nuclear Fitzpatrick LLC, Entergy Nuclear Indian Point 2 LLC, TLG Services, Inc., Entergy Nuclear Vermont Yankee LLC, Entergy MHK Retail LLC, Entergy Solutions Ltd., Entergy Solutions Essentials Ltd., EWO Marketing, LP, Entergy Power E&C Holdings LLC, Northern Iowa Windpower LLC, Entergy Power Development Corp., Entergy Asset Management, Entergy Power Ventures LP, Inc., Entergy Power Crete Corp., Entergy Power Crete Corp., Entergy Power RS LLC, Warren Power LLC, EN Services LP, Entergy Power Operations U.S., Inc., Entergy Power Holding USA Corp. and Entergy Solutions Supply Ltd. Enterprises, billings to all such associate companies included direct costs incurred plus, to the extent applicable, an indirect loading based upon the appropriate authorized billing method.

Enterprises billed Entergy Power, Inc., at cost, $74,226 for consulting and other support services related to the marketing of capacity and energy to third parties at wholesale, preparation of contracts and regulatory filings, oversight of plant operations and maintenance by plant operators, and procurement of transmission services. In regard to Entergy International Holdings Ltd LLC ($23,107), Entergy Power Gas Operations Corp. ($1,810), Entergy Power Gas Holdings Corp. ($1,972), EWO Marketing, LP ($179,511), Entergy Power International Holding Corp. ($811,032), Entergy Technology Holding Company ($58,505), Entergy Technology Company ($482,758), Entergy Holdings, Inc. ($54,348), Entergy Thermal LLC ($308,584), Entergy Resources, Inc. ($619,213), Entergy Ventures Holding Company, Inc. ($26), Entergy International Ltd. LLC ($481,459), Entergy Global Investments, Inc. ($52,887), Entergy MHK Retail LLC ($513), Entergy UK Enterprises Ltd. ($21,344), Entergy Operations Services, Inc. ($175,164), Entergy Procurement Exchange Corporation ($24,857), Entergy Solutions Management Services LLC ($86,048), Entergy Solutions Select Ltd. ($224,397), Entergy Solutions Essentials Ltd. ($11,223), Entergy Solutions Supply Ltd. ($61), Entergy Solutions Ltd. ($2,909,215), Entergy Commerce, Inc. ($25,844), Entergy Power Operations U.S., Inc. ($674,243), Entergy Power E&C Corp. ($1,519), Entergy Power E&C Holding ($74,768), Entergy Nuclear Generation Company ($3,208,989), Entergy Nuclear Indian Point 3 LLC ($3,412,045), Entergy Nuclear FitzPatrick LLC ($3,219,251), Entergy Nuclear Indian Point 2 LLC ($3,732,061), TLG Services, Inc. ($193,781), Entergy Nuclear, Inc. ($1,528,104) Entergy Nuclear Vermont Yankee LLC ($2,336,276), Entergy Nuclear Operations, Inc. ($7,152), Entergy Nuclear Finance Holding, Inc. ($155), Northern Iowa Windpower LLC ($49,012), Entergy Power Development Corp. ($710,540), Entergy Asset Management, Inc. ($917,141), Entergy Power Ventures LP ($2,851), Entergy Power Crete Corp. ($68,486), Entergy Power RS LLC ($127,754), Warren Power LLC ($61,574), EN Services LP ($830,500), Entergy Power Operations U.S., Inc. ($36,694 credit adjustment), and Entergy Power Holding USA Corp. ($1,932), the services rendered by Enterprises primarily consisted of management oversight, administrative services, support services, and/or project development and were also billed on an "at cost" basis.

During the quarter, Entergy Solutions Management Services LLC provided management/administrative and consulting services to Entergy Solutions Ltd., Entergy Solutions Select Ltd, and to Entergy Thermal LLC. The amounts billed, at cost, during this quarter were $1,018,245, $1,203,229, and $98, respectively.

During the quarter, Entergy Retail Texas, Inc. provided management/administrative and consulting services to Entergy Solutions, Ltd. and to Entergy Solutions Select Ltd. The amounts billed, at cost, during this quarter were $2,284 and $137, respectively.

During the quarter, Entergy-Koch Trading LP provided management/administrative support services, and consulting services to EWO Marketing LP and to Entergy-Koch Trading, Ltd. (UK) related to the marketing of energy commodities. #9; The amounts billed, at cost, to such companies for such services during the quarter were $216,720 and $23,550, respectively.

During the quarter, Entergy-Koch LP provided administrative support services and management oversight services to Entergy-Koch Trading LP. Such management oversight services were related to the marketing of energy commodities to third parties at wholesale, the preparation of contracts and regulatory filings, and the procurement of transmission services. The amount billed, at cost, to Entergy-Koch Trading LP for such services during the quarter was $878,858. Also during the quarter, Entergy-Koch LP provided administrative support services and management oversight services to Gulf South Pipeline LP. The amount billed, at cost, for such services was $862,280.

During the quarter Entergy RS LLC provided management and administrative support services to RS Cogen LLC, a 50% owned joint venture 'qualifying facility',. The amount billed, at market value, for such services was $70,600.

II. Consulting Services Provided to Non-Associate Companies

Enterprises, under contract with a hydroelectric partnership, continues to provide an array of technical services/support and maintenance for a hydroelectric transmission line. Certain Entergy Services, Inc. personnel are providing the services. Enterprises is paid a fixed annual fee plus market based rates for performing maintenance on the transmission line owned by the partnership. The partnership was charged $10,003 for services rendered during the quarter.

During the quarter, no other Consulting Services were provided by Non-Reg Companies to non-associate companies.

  Loans (other than Exempt Loans under Rule 52(b)) Made by Entergy to Non-Reg Companies, or Between Non-Reg Companies

  During the quarter, no Loans subject to reporting in this Certificate were made by Entergy to Non-Reg Companies or between Non-Reg Companies.

  Other Securities Issuances by Non-Reg Companies

  During the quarter, no Other Securities issuances subject to reporting in this Certificate were made by Non-Reg Companies.

  Formation and Capitalization of New Subsidiaries and O&M Subs

  During the quarter, EntergyKoontz LLC, a joint-venture company owned 70% by Entergy Operations Services, Inc. and 30% by a non-affiliate company, was formed as an O&M Sub in accordance with the December 2002 Order to provide construction, engineering, procurement and construction and project management services primarily for electric transmission projects. EntergyKoontz LLC was capitalized with members, capital contributions of $800,000 from EOSI and $200,000 from the non-affiliate owner.

  During the quarter, no other amounts were expended to form and initially capitalize any New Subsidiary or O&M Sub.

  Nature and Extent of O&M Services Provided

  During the quarter, Entergy Nuclear Inc. provided decommissioning management services to a large non-associate nuclear operating utility in the Northeast and other services to non-associate companies related to the operation, maintenance, and decommissioning of nuclear generation facilities. The total amount billed for all such services was $613,638, consisting of market-based fees, incentive fees and reimbursable expenses. Also, during the quarter, Entergy Nuclear Inc. billed Entergy Nuclear Generation Company, at cost, $302,777 for decommissioning and license renewal management services relating to the Pilgrim nuclear plant. Also, during the quarter, Entergy Nuclear Inc. billed, at cost, Entergy Nuclear Indian Point 2 LLC $578,758, and Entergy Nuclear Indian Point 3 LLC $578,758 for services relating to the management of the day-to-day operation and maintenance of the Indian Point 2 and Indian Point 3 nuclear generating facilities. In addition, during the quarter, Entergy Nuclear, Inc. billed TLG Services, Inc., at cost, $159,835 for O&M Services, including professional advice, and technical support primarily related to the decommissioning of nuclear electric generating facilities.

  During the quarter, Entergy Nuclear Fuels Company billed, at cost, Entergy Nuclear Generation Company ($10,500), Entergy Nuclear Vermont Yankee LLC ($10,500), Entergy Nuclear Indian Point 3 LLC ($10,500), Entergy Nuclear FitzPatrick LLC ($10,500), and Entergy Nuclear Indian Point 2 LLC ($10,500) for O&M Services related to the procurement of nuclear fuel and fuel services for the nuclear power plants owned by these companies.

  During the quarter, Entergy Nuclear Operations, Inc. billed, at cost, Entergy Nuclear, Inc. ($2,455,409), TLG Services, Inc. ($266,505), Entergy Nuclear Generation Company ($28,778,998), Entergy Nuclear Indian Point 3 LLC ($37,251,451), Entergy Nuclear Fitzpatrick LLC ($22,829,644), Entergy Nuclear Indian Point 2 LLC ($22,088,616), and Entergy Nuclear Vermont Yankee LLC ($15,898,580) for O&M Services, including professional advice and technical support primarily related to the operation, maintenance or decommissioning of nuclear electric generating facilities.

  In addition, during the quarter, Entergy Operation Services, Inc. provided power project related O&M Services to several non-associate customers, including professional advice, technical expertise and maintenance services. Specifically, Entergy Operation Services, Inc.,s services to non-associate customers included performing preventive maintenance on substations; providing O&M consulting services; and providing project management, engineering, ground testing, procurement and construction services on transmission and substation facilities. The total amounts billed for all such services during the quarter were $64,804 consisting, in each case, of market-based fees and reimbursable expenses.

  During the quarter, Entergy Power Operations U.S. Inc. provided O&M Services to Warren Power, LLC, an exempt wholesale generator, relating to long-term operations and maintenance, and administrative support of its electric generating facilities. For such services Warren Power LLC was billed at cost in the amount of $11,423. In addition, Entergy Power Operations U.S. Inc. provided O&M Services to Entergy Power Ventures LP, an exempt wholesale generator, and to a non-affiliate electric cooperative relating to administrative support of certain electric generating facilities that are co-owned by such companies (the 'Co-owned Facilities,). For such services, Entergy Power Ventures LP and the non-affiliate electric cooperative (collectively, the 'Co-Owners,) were billed through EN Services LP, as agent for the Co-Owners, a market based management fee of $120,1667 and $51,500, respectively.

  During the quarter, EntergyShaw LLC provided O&M Services to the Co-Owners relating to the procurement of plant equipment, engineering and construction management services in conjunction with the construction of the Co-owned Facilities for which these companies were billed through EN Services LP, as agent for the Co-owners, $5,697,906, consisting of incentive based fees plus reimbursable costs.

  During the quarter, EN Services LP provided O&M Services to Crete Energy Venture LLC ("CEV"), an exempt wholesale generator owned 50% by Entergy Asset Management, Inc. and 50% by a non-affiliate company, relating to the operation of CEV,s electric generating facilities. CEV was billed $162,016 consisting of incentive based fees plus reimbursable costs.

  Entergy represents that no Excepted Company has subsidized the operations of any Non-Reg Company and that the rendering of O&M Services by O&M Subs is in compliance with the applicable rules, regulations and orders of the SEC and has not adversely affected the services provided by any Excepted Company to its customers.

  Payment of Dividends By Certain Non-Reg Companies

  During the quarter, the following companies paid dividends or distributions out of surplus capital to their respective parent companies: Entergy Solutions Ltd ($5,760) to Entergy Retail Texas, Inc. and ($570,240) to Entergy Retail Holding Company; Entergy Retail Texas, Inc. ($265,760) to Entergy Retail Holding Company; Entergy Retail Holding Company ($840,000) to Entergy Corporation; EWO Marketing LP ($990,000) to EWO Marketing Holding LLC and ($10,000) to EWO GP LLC; EWO GP LLC ($10,000) to EWO Marketing Holding LLC; EWO Marketing Holding LLC ($800,000) to Entergy Marketing Corp. and ($200,000) to Entergy Corporation; Entergy Marketing Corp. ($800,000) to Entergy Global Investments, Inc.; Entergy Solutions Essentials Ltd. ($99,000) to Entergy PTB Holding Company and ($1,000) to Entergy Select LLC; Entergy Power Damhead Creek Holding II, Ltd. ($2,286,223) to Entergy Power Hull Holding, Ltd.; Entergy Power Damhead Creek Holding II, Ltd. ($8,185) to Entergy Power Damhead Creek Holding I, Ltd.

  During the quarter, no other dividends or distributions subject to reporting in this Certificate were paid by Non-Reg Companies.

  Reorganizations

  The Entergy Non-Reg Companies, organizational structure as of June 30, 2003 (including any reorganizations or changes from the organization structure in effect as of 12/31/02) is included in Exhibit 1.

  Outstanding Guarantees Issued by Entergy or by Non-utility Companies

  As of the end of the quarter, the total outstanding amount of Guarantees issued pursuant to the August 2000 Order by Entergy or by Non-Reg Companies (to the extent reportable herein) to or for the benefit of Non-Reg Companies was $701,465,929.

  New Subsidiary Issuances of Securities to Nonaffiliates

  As of June 30, 2003, the following New Subsidiary had outstanding debt securities issued to one or more nonaffiliates for the purpose of financing investments in Nonutility Companies: Entergy-Koch LP. (See Exhibit 2 for detail disclosure.)

  As of June 30, 2003, no other New Subsidiary had any outstanding debt securities issued to a nonaffiliate for the purpose of financing investments in Nonutility Companies.

  Entergy Corporation represents that (i) the financial statements of Entergy Corporation account for Entergy-Koch LP in accordance with generally accepted accounting principles, (ii) any securities issued by Entergy-Koch LP are set forth on the balance sheet of Entergy-Koch LP, and (iii) it maintains sufficient internal controls to enable it to monitor the creation and use of any New Subsidiary.

  Financial Statements

Unaudited Entergy Corporation and Subsidiaries, Consolidated Balance Sheet and Income Statement for the six months ended June 30, 2003 are included in Exhibit 3.

IN WITNESS WHEREOF, the Undersigned Company has caused this certificate to be executed on this 29th day of August 2003.

ENTERGY CORPORATION

/s/ Nathan E. Langston
Nathan E. Langston
Senior Vice President and Chief Accounting Officer